UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

October 22, 2012

Commission File No.: 333-179140

BIOCANCELL LTD.
(Translation of registrant’s name into English)

Beck Science Center
8 Hartom St, Har Hotzvim
Jerusalem 97775, Israel
Tel: 972-2-548-6555
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

1. On October 15, 2012, BioCancell Ltd. (the “Company”) announced that following preliminary discussions with representatives of Proteologics Ltd. (“Proteologics”), an Israeli corporation whose securities are traded on the Tel Aviv Stock Exchange, it is evaluating the feasibility of a merger between the companies (which it believes would take place on the basis of a stock swap). The Company’s evaluation of the possible merger is at a very early stage, with no principles agreed upon, including with regard to the valuation of the companies for the purpose of such merger, the post-merger corporate structure, and the composition of the board of directors and management of the merged company.

The consummation of the merger under consideration would be subject, inter alia, to continued examination by both parties (including mutual due diligence regarding legal, accounting and scientific considerations), an agreement regarding the details of the merger, approval by the authorized organs of each company (including general meetings of shareholders), receipt of any third-party approvals required, and the publication of reports as required by law. There is no guarantee that the Company and Proteologics will even commence negotiations leading to a transaction, whether on the basis described above, or otherwise, but in any case, the Company’s management estimates that such merger will in any case not be completed before the first quarter of 2013.

For the sake of caution, as the Company’s controlling shareholder, Clal Biotechnology Industries Ltd. (“CBI”), may be considered an interested party in such transaction, the board of directors of the Company has resolved to treat such transaction as a transaction in which the controlling shareholder has a personal interest. The board of directors therefore established an independent committee composed of its two external directors (as determined under Israeli law) in order to continue examining such merger.

2. At a special general meeting (the “Shareholders Meeting”) of the Company shareholders, held on October 21, 2012 at the Company’s offices, shareholders approved the filing of a prospectus in Israel in order to raise capital through the issuance of the Company's ordinary shares, including the determination of a minimum price for the purpose of the offering, to be determined by the Company immediately prior to the filing of the prospectus, but in any event not less than NIS 0.35.

This approval required the affirmative votes of holders of the majority of the votes represented at the Shareholders Meeting, and voting on the matter, provided that such a majority includes either (i) at least a majority of all of the votes of the shareholders who do not have a personal interest in the approval of the proposal and who participate in the voting (with abstentions not being included in the total votes); or (ii) the total of opposing votes from among the shareholders referenced in subsection (i) does not exceed 2% of all of the voting rights in the Company.

Of the 34,139,076 shares whose owners were present at the Shareholders Meeting and participated in the vote, shareholders holding 33,684,333 shares (99.83%) voted in favor of the proposal, a holder of 58,743 shares (0.17%) voted against, and a holder of 396,000 shares abstained. Holders of 852,276 of the 911,019 shares (93.55%) who did not have a personal interest in the proposal voted in favor. The proposal was therefore duly approved.

3. On October 15, 2012, the Company published a reminder that the Company’s Series 1 Warrants may be exercised by their holders until November 18, 2012. The last trading day of the Series 1 Warrants will be November 13, 2012. Any Series 1 Warrants which not exercised by November 18, 2012 will expire and will no longer grant any rights to their holders.

This filing contains "forward-looking" statements that involve risk and uncertainties, including statements in connection with a potential merger transaction and future issuance of the Company’s shares. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual events or results to differ materially from those described in the forward-looking statements. The Company does not undertake any obligation to update forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2012	BIOCANCELL LTD. (Registrant) By: /s/ Avraham Hampel —————————————— Avraham Hampel Company Secretary